This report We are VEON Risks and opportunities Sustainability Performance Governance Remuneration Other information Appendices Integrated Annual Report 2024 1 Directors’ resumes Augie K Fabela II (59) Rt. Hon. Sir Brandon Lewis CBE (53) Duncan Perry (58) Michiel Soeting (62) Chairman of the Board and Chairman of the Remuneration and Governance Committee Independent Board director VEON Founder and Chairman Mr. Augie K Fabela Il has served as a director of VEON Ltd. since June 2022 and we deem Mr. Fabela to be an independent director. He is Chairman of the Remuneration and Governance Committee and a member of the Audit and Risk Committee. Previously, he contributed to VEON's Board through roles on the Compensation and Talent Committee and the Strategy and Innovation Committee. Mr. Fabela also served on VEON's Board from June 2011 to December 2012, during which time he was Chairman. His leadership during this period was instrumental in guiding VEON's early transformation and global growth strategy. He is the Founder and Executive Chairman of FastForward.ai, a Silicon Valley-based tech company building and operating Al-driven e-commerce engagement platforms for consumer services enterprises. Since 2019, Mr. Fabela has served as a director and Finance Committee member at Shareability, Inc., a digital media and social brand storytelling firm. He is a proven serial entrepreneur who has founded and led multiple successful startup ventures across a range of industries, combining business acumen with a passion for innovation. He actively serves on the boards of several philanthropic organizations dedicated to local and international education, science, law enforcement, and youth development, reflecting his deep commitment to public service and community development. Mr. Fabela is the #1 bestselling author of "The Impatience Economy: How Social Retail Marketing Changes Everything", a thought- provoking book that explores how digital platforms and artificial intelligence are revolutionizing consumer expectations and reshaping business strategy. He earned both a B.A. and M.A. in International Relations and International Policy Studies from Stanford University. With over 30 years of experience at the intersection of technology, telecommunications, and innovation, he continues to champion digital inclusion, transforming lives in both global and frontier markets. Former United Kingdom Lord Chancellor & Secretary of Stater Independent Board director Sir Brandon Lewis has been a director of VEON Ltd. since May 2024 and we deem Sir Brandon to be an independent director. Sir Brandon serves as a member of the Audit and Risk Committee. Sir Brandon previously served as a Member of Parliament for Great Yarmouth. He is currently Chairman of Millbank Creative Ltd and is a strategic advisor to each of LetterOne Holdings S.A., Civitas Investment Management Ltd., FM Conway Limited and Thakeham Homes Limited. since 2023. Sir Brandon is Chairman of the Henry Jackson Society (which is a foreign affairs think tank, as well as a main board Director) and is a patron of Adam Smith Institute (a free market think tank in the UK). Prior to that, Sir Brandon served 10 years in the UK Government with 5.5 of those years in Cabinet in a range of roles: he was Lord Chancellor and Secretary of State for Justice, Ministry of Justice UK in 2022; Secretary of State, Northern Ireland Office from 2020 to 2022; Minister of State (National Security) and UK Home Office from 2019 to 2020. From 2018 to 2019, Sir Brandon also served as Cabinet Minister without Portfolio as well as Chairman of Conservative Party. Between 2016 and 2018, Sir Brandon served the UK Home Office in consecutive roles as Minister of State for Policing and the Fire Service, and then as Minister of State (Immigration and International). Prior to that, he was Minister of State from 2014 to 2016 and Parliamentary Under Secretary of State for Communities and Local Government from 2012 to 2016 with the Department for Communities and Local Government. Sir Brandon holds a BSc (Econ) and an LLB, Law from the University of Buckingham, and an LLM, Law (Commercial) from King’s College London. He is also a qualified a Barrister of Law from Inns of Court School of Law. Associate General Counsel Independent Board director Mr. Duncan Perry has been a director of VEON Ltd. since May 2024 and we deem Mr. Perry to be an independent director. Mr. Perry serves as an observer on the Audit and Risk Committee. Mr. Perry is a lawyer with 30 years of legal experience and was a senior legal advisor at LetterOne since July 2023, prior to his current role as associate general counsel at LetterOne. He is also chairman of the not for profit, SEO Connect Ltd, and board member of the charity, SEO London Ltd. Prior to this, Mr. Perry was a general counsel and entrepreneur for 10 years, involved in a number of diverse projects, including being a founding team member and director of the UK regulated FinTech bank Kroo Bank. Mr. Perry was Global General Counsel at Barclays Wealth Asset Management for 7 years, where he was a member of the Barclays Wealth executive committee and responsible for legal and compliance risk across 24 jurisdictions. At Barclays he was a member of several committees, including the chair of the Risk and Reputation Committee. Mr. Perry also previously had roles including European COO and General Counsel of the hedge fund Amaranth LLC and European Head of Compliance (FIRC) at UBS Investment Bank, where he was also Global legal head of Syndicated Finance and Debt Trading. Prior to this, Mr. Perry was a banking lawyer at both Sherman & Sterling LLP and Allen & Overy LLP, in London and New York. Mr. Perry attended Exeter University where he obtained a first class law degree. He is currently an adjunct lecturer at Exeter University Business School on the MSc FinTech program. Mr. Perry is also currently a board member of a charity which helps students from underrepresented communities obtain employment at elite institutions. Chairman of Audit and Risk Committee, VEON Independent Board director Mr. Michiel Soeting has been a director of VEON Ltd. since March 2022 and we deem Mr. Soeting to be an independent director. Mr. Soeting is the chairman of the Audit and Risk Committee and also serves as a member of the Remuneration and Governance Committee. He previously served as a member of the Finance Committee and Nominating and Corporate Governance Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KPMG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global Chairman of the KPMG Energy & Natural Resources Board. From 2009 to 2014, he was a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. Since 2019, Mr. Soeting has taken on various oversight roles, in particular, as a director and chair of the Audit Committee at Serica Energy plc in the UK, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the U.S. and as a member of the Board of Governors of Reed’s Foundation in the UK. Mr. Soeting graduated from Vrije University of Amsterdam, the Netherlands where he completed his Doctoral studies in Economics and a post-Doctoral degree in Accountancy. He holds an MBA from Georgia Southern University in the U.S. In addition, Mr. Soeting is a qualified Chartered Accountant in both The Netherlands and the United Kingdom.

This report We are VEON Risks and opportunities Sustainability Performance Governance Remuneration Other information Appendices Integrated Annual Report 2024 2 Directors’ resumes continued Kaan Terzioğlu (56) Andrei Gusev (52) Michael R. Pompeo (61) Group CEO, VEON Non-independent Board director Mr. Kaan Terzioğlu has been serving VEON Group as the Group Chief Executive Officer since June 2021 and was appointed as a director of VEON Ltd. in June 2023. As the Group CEO, Terzioglu leads the executive teams of the Company’s digital operators providing connectivity and digital solutions, empowering their customers with digital finance, education, entertainment and health services, among others, and supporting the economic growth of the Company’s operating markets. Prior to being appointed as the Group CEO, Mr. Terzioglu served the Company as Group Co-CEO from March 2020 to June 2021, Group Co-COO from November 2019 to March 2020 and a member of the Board of Directors from July 2019 to October 2019. Mr. Terzioglu is currently a Board Member of the GSMA and of the GSMA Foundation, and served on the board of Digicel from July 2019 to March 2024. Prior to joining the Company, Mr. Terzioglu held regional and global leadership roles in management consulting, technology and telecoms with Arthur Andersen, CISCO and Turkcell in Belgium, United States and Turkey. In 2019, Mr. Terzioglu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecoms industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioglu holds a Bachelor’s Degree in Business Administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants). L1 Technology, Senior Partner Non-independent Board director Mr. Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev serves as member of the Remuneration and Governance Committee and previously served as the chairman of the Finance Committee. Mr. Gusev is currently a senior partner at LetterOne Technology LLP (UK). He has deep experience executing transactions in various geographies over the last 20 years. Mr. Gusev also has extensive experience as an executive having served as Chief Executive Officer at the publicly listed food retailer X5 Retail Group N.V. from 2011 to 2012 and as management board member responsible for business development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev held a position at the Alfa Group overseeing investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev holds an MBA from the Wharton School at the University of Pennsylvania and graduated with honors from the Faculty of Applied Mathematics and Computer Science at Moscow State University. Former US Secretary of State and Director of CIA; Chief Executive and Legal Counsel Non-independent Board director Mr. Michael R. Pompeo has been a director of VEON Ltd. since May 2024. Secretary Pompeo served as the 70th U.S. Secretary of State of the United States from April 2018 to January 2021, Director of the Central Intelligence Agency from January 2017 to April 2018, and was elected to four terms in the U.S. Congress representing the Fourth District of Kansas. Secretary Pompeo practiced law, business and tax litigation at Williams & Connolly for three years. He then raised capital to acquire assets in the aviation manufacturing supply chain and was the CEO of the company he founded with several colleagues, Thayer Aerospace, for several years. Secretary Pompeo then became President of Sentry International, an oilfield services and equipment company with operations in the U.S. and Canada. Since leaving government, Secretary Pompeo has remained active on the global stage advancing American interests. Currently, he serves as Executive Chairman of Impact Investments, a U.S.-based merchant bank that also provides strategic and financial advisory services that seeks to develop long-term partnerships with the World's leading companies across a range of industries and geographies. He is also a member of the Kyivstar board of directors. Secretary Pompeo graduated first in his class from the United States Military Academy at West Point in 1986. He served as a cavalry officer in the U.S. Army, leading troops patrolling the Iron Curtain. Secretary Pompeo left the military in 1991 and then graduated from Harvard Law School, having served as an editor of the Harvard Law Review.